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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.5)*

SHOWBIZ PIZZA TIME, INC.
(Name of Issuer)

COMMON STOCK, $0.10 PAR VALUE
(Title of Class of Securities)

0008253881309
(CUSIP Number)

ROBERT C. SCHWENKEL
FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
ONE NEW YORK PLAZA
NEW YORK, NY 10004
212-859-8167

GARY J. COHEN
SIDLEY & AUSTIN
555 WEST FIFTH STREET
SUITE 4000
LOS ANGELES, CA 90013-1010
213-896-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

MAY 26, 1995
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 19 Pages

The Schedule 13D filed with the Securities and Exchange
Commission (the "SEC") on April 26, 1995 (the "Schedule 13D") as amended by Amendments No. 1, 2, 3 and 4 filed with the SEC, on behalf of New Valley Corporation ("New Valley"), BGLS Inc., Brooke Group Ltd., Bennett S. LeBow, Canyon Partners Incorporated, CPI Securities, L.P., Canpartners Incorporated, Mitchell R. Julis, R. Christian B. Evensen and Joshua S. Friedman in connection with the common stock, par value $0.10 per share ("Common Stock") of Showbiz Pizza Time, Inc., a Kansas corporation (the "Company") is hereby amended as follows (unless otherwise defined, all capitalized terms used herein shall have the meanings set forth in the Schedule 13D).

(a)Item 4 is hereby amended to add the following:
ITEM 4.   Purpose of Transaction
On May 26, 1995, the Reporting Persons filed definitive Proxy
Materials (a copy of which is attached as Exhibit I and incorporated herein by reference) with the SEC.
(b)   Item 7 is hereby amended to add the following:
ITEM 7.   Materials to be filed as Exhibits
Exhibit I:  Definitive Proxy Materials filed with the SEC
Page 2 of 19 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  May  26, 1995

NEW VALLEY CORPORATION


By:/s/ Gerald E. Sauter
Name:  Gerald E. Sauter
Title:  Chief Financial Officer


NEW VALLEY HOLDINGS, INC.


By:/s/ Gerald E. Sauter
Name:  Gerald E. Sauter
Title:  Chief Financial Officer


BGLS INC.


By:/s/ Gerald E. Sauter
Name:  Gerald E. Sauter
Title:  Chief Financial Officer


BROOKE GROUP LTD.


By:/s/ Gerald E. Sauter
Name:  Gerald E. Sauter
Title:  Chief Financial Officer

Page 3 of 19 Pages

BENNETT S. LEBOW


By:/s/ Bennett S. Lebow


CANYON PARTNERS INCORPORATED


By:/s/ R. Christian B. Evensen
Name:  R. Christian B. Evensen
Title:  President


C.P.I. SECURITIES, L.P.

By: Canpartners Incorporated, its General Partner


By:/s/ R. Christian B. Evensen
Name:  R. Christian B. Evensen
Title:  President


CANPARTNERS INCORPORATED


By:/s/ R. Christian B. Evensen
Name:  R. Christian B. Evensen
Title:  President


MITCHELL R. JULIS


/s/ Mitchell R. Julis


R. CHRISTIAN B. EVENSEN


/s/ R Christian B. Evensen

Page 4 of 19 Pages

JOSHUA S. FRIEDMAN


/s/ Joshua S. Friedman


K. ROBERT TURNER


/s/ K. Robert Turner


Page 5 of 19 Pages

EXHIBIT I
SHOWBIZ PIZZA INDEPENDENT STOCKHOLDERS COMMITTEE
9665 WILSHIRE BOULEVARD
SUITE 200
BEVERLY HILLS, CALIFORNIA  90212

PROXY STATEMENT OF THE
SHOWBIZ PIZZA INDEPENDENT STOCKHOLDERS COMMITTEE
FORMED TO ELECT JOSHUA S. FRIEDMAN TO THE BOARD OF DIRECTORS

SHOWBIZ PIZZA TIME, INC.
1995 Annual Meeting of Stockholders
Scheduled for June 8, 1995

TO ALL COMMON STOCKHOLDERS OF SHOWBIZ PIZZA TIME, INC.:

This Proxy Statement is being furnished to holders of the Common Stock (the "Common Stock"), par value $.10, of Showbiz Pizza Time, Inc., a Kansas corporation (the "Company"), in connection with the solicitation of proxies by the Showbiz Pizza Independent Stockholders Committee (the "Committee") for use in connection with the Company's Annual Meeting scheduled to be held at the Company's Chuck E. Cheese's restaurant located at 7935 Grapevine Highway, North Richland Hills, Texas, on Thursday, June 8, 1995, at 9:00 a.m. and at any adjournments thereof.

The Committee, which contains members owning an aggregate of 780,619 shares of Common Stock of the Company, constituting approximately 6.4% of the outstanding Common Stock entitled to vote at the Annual Meeting, is seeking your support to elect Joshua S. Friedman to fill one of the three seats of the Company's classified Board of Directors that will be up for election at the 1995 Annual Meeting. The Committee recommends a vote in favor of Mr. Friedman as a director.

Proxies, in the form enclosed, will be voted at the Annual Meeting, if properly executed, returned to D.F. King & Co., Inc. (the firm retained by the Committee to collect and tabulate proxies) prior to the Annual Meeting and not revoked. The Committee has selected David R. McAtee, Esq. to act as proxyholder.

Cumulative voting for directors will be in effect at the Annual Meeting. Cumulative voting means that each stockholder will be entitled to cast, distributed among any one or more nominees, total votes equal to the number of shares of Common Stock held of record by such

Page 6 of 19 Pages
stockholder multiplied by three, the number of directors to be elected. Each stockholder who elects to vote for Mr. Friedman should do so by signing, dating and mailing the BLUE proxy card. Shares represented by BLUE proxy cards delivered to the Committee will be voted cumulatively by the person named as proxy in the Proxy Card in solely favor of Mr. Friedman as a director and not in favor of any of the Company's nominees.

SHARES REPRESENTED BY A VALID UNREVOKED BLUE PROXY CARD WILL BE VOTED AS SPECIFIED. IF NO SPECIFICATION IS MADE, SHARES REPRESENTED BY A BLUE PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE COMMITTEE'S NOMINEE AS DIRECTOR OF THE COMPANY AND WILL BE VOTED IN THE DISCRETION OF THE PERSON NAMED THEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING. PROXIES MAY BE REVOKED AT ANY TIME PROVIDED THAT A WRITTEN REVOCATION WHICH CLEARLY IDENTIFIES THE PROXY BEING REVOKED IS EXECUTED AND DELIVERED TO THE COMMITTEE, C/O D.F. KING & CO, INC., 77 WATER STREET, NEW YORK, NEW YORK 10005, OR TO THE SECRETARY OF THE COMPANY AT SHOWBIZ PIZZA TIME, INC., 4441 WEST AIRPORT FREEWAY, IRVING, TEXAS 75062. A LATER DATED PROXY AUTOMATICALLY REVOKES AN EARLIER DATED ONE. YOU MAY ALSO REVOKE ANY PROXY GIVEN BY ATTENDING THE ANNUAL MEETING AND VOTING YOUR SHARES OF COMMON STOCK.

This Proxy Statement and BLUE Proxy Card are first being sent to Common Stockholders on or about May 26, 1995.

The expense of preparing, printing and mailing this Proxy Statement and the proxies solicited hereby, in addition to any other costs associated with the solicitation of proxies hereunder, will be borne by New Valley Corporation, a member of the Committee. It is estimated that the total cost of solicitations will not exceed $75,000 and, to date (May 26, 1995), expenditures have totaled approximately $30,000. New Valley Corporation may seek reimbursement of its expenses relating to the solicitation of proxies from the Company; however, New Valley Corporation does not intend to submit the question of reimbursement to a vote of the Company's security holders.

In addition to the use of the mails, proxies may be solicited by officers, directors, regular employees and agents of the Committee, without extra remuneration, by personal interviews, telephone, telegraph or otherwise. The Committee will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares held of record and will reimburse such persons for their reasonable out-of-pocket expenses.

Page 7 of 19 Pages

IMPORTANT

Carefully review this Proxy Statement and the enclosed materials. YOUR PROXY IS IMPORTANT. No matter how many or how few shares you own, please vote FOR the Committee's nominee, by so indicating and by signing, dating and mailing the enclosed BLUE Proxy Card promptly. You CANNOT use the Company's WHITE Proxy Card to vote for the Committee's nominee.

IF YOU HAVE ALREADY MAILED THE WHITE PROXY CARD SUPPLIED TO YOU BY THE COMPANY'S BOARD OF DIRECTORS, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD IN THE ENCLOSED ENVELOPE. Remember, your latest dated proxy determines your vote at the Annual Meeting.

If you own your shares in the name of a brokerage firm, bank nominee or other institution, only they can vote your shares of Common Stock. Accordingly, you should contact the person responsible for your account and give instructions with respect to the granting of proxies. Your broker cannot vote your shares unless he or she receives your specific instructions.

IF YOU HAVE ANY QUESTIONS OR HAVE ANY DIFFICULTY GRANTING PROXIES, YOU ARE INVITED TO CONTACT JOSHUA S. FRIEDMAN COLLECT AT (310)
247-2700 OR D.F. KING & CO., INC. TOLL FREE AT (800) 669-5500.

MEMBERS OF THE COMMITTEE

As of the date hereof, the members of the Committee are New Valley Corporation ("New Valley"), New Valley Holdings, Inc. ("N.V. Holdings"), BGLS Inc. ("BGLS"), Brooke Group Ltd. ("BGL"), Bennett
S. LeBow, Canyon Partners Incorporated ("CPI"), CPI Securities, LP ("CPIS"), Canpartners Incorporated ("Canpartners"), Mitchell R. Julis, R. Christian B. Evensen, Joshua S. Friedman and K. Robert Turner. See "Background of Committee Members" for a description of the principal business of each member of the Committee.

REASONS FOR AND BACKGROUND TO THE SOLICITATION

The Committee believes that the Company has significant growth potential which is not being realized. The Committee agrees with the Company's announced strategy to refurbish its facilities, and believes that Mr. Friedman's fresh and independent view of the Company's business and his ideas concerning its possible financing alternatives will make a significant contribution to completing this strategy expeditiously. The Committee believes that Mr. Friedman is committed to the principle that directors should act primarily to protect and promote the interests of stockholders, and that he can work productively with the other members of the

Page 8 of 19 Pages

Company's Board of Directors to this end. The Committee believes that Mr. Friedman's business background and experience makes him particularly well suited to aid the Company in increasing stockholder value.

On April 26, 1995, the present members of the Committee filed a Statement on Schedule 13D (the "Schedule 13D") with the Securities and Exchange Commission (the "Commission") stating that they had acquired in excess of 5% of the Common Stock of the Company. The Committee acquired these shares with a view towards influencing certain material business decisions relating to the future of the Company, including, in particular, decisions relating to debt and/or equity financing of the Company - see "Securities and Exchange Commission Filings". On that date, a member of the Committee contacted the Company to seek a meeting to discuss the Committee members' investment in the Company and to explore with the Company possible financing alternatives. In response, Richard M. Frank, Chairman and Chief Executive Officer of the Company sent a letter to Howard M. Lorber, President and Chief Operating Officer of New Valley, stating that "While we appreciate your interest, please be advised that the Company intends to continue to pursue its business and financing plans and strategy, and therefore is not interested in discussions with you at this time." On May 4, 1995, Mr. Lorber replied to Mr. Frank, urging him to reconsider his refusal to meet and requesting that a meeting be scheduled as soon as possible. On May 5, 1995, Mr. Frank sent a letter to Mr. Lorber stating that "to the extent that you have a specific financing proposal you would like us to consider, we suggest that you submit it to us in writing." The
Schedule 13D was amended to reflect these contacts with the Company.

After these attempts to meet with the Company were rejected, the Committee, in furtherance of its present intention to seek to influence material business decisions relating to the future of the Company, including, in particular, decisions relating to debt and/or financing of the Company, determined to nominate a director for election at the Company's Annual Meeting.

On May 15, 1995, CPIS through its nominee Cede & Co. as a stockholder of record on May 1 and May 15, 1995, notified the Company in writing of its nomination of Mr. Friedman for election as a director of the Company at the forthcoming meeting of stockholders and requested a list of stockholders from the Company under the federal proxy rules and under Kansas law. On May 22, 1995, the Company notified a representative of CPIS that, pursuant to the provisions of Rule 14a-7 promulgated under the Securities Exchange Act of 1934, the Company had elected to mail the Committee's solicitation materials to the record holders of the Company's voting securities. In addition, on May 23, 1995 the Company agreed to make its stock register available to representatives of the Committee for inspection and copying and it has now been made available.

OUTSTANDING CAPITAL STOCK

Page 9 of 19 Pages

According to the Company's Proxy Statement (as hereinafter defined),(i) the record date for stockholders entitled to notice of, and to vote at, the Annual Meeting is May 1, 1995 (the "Record Date"),(ii) at the close of business on the Record Date, the Company had outstanding 12,275,177 shares of Common Stock and 49,750 shares of Class A Preferred Stock, $60 par value and (iii) no other class of securities of the Company is entitled to notice of, or to vote at, the Annual Meeting of stockholders.

ACTION TO BE TAKEN AT THE ANNUAL MEETING

The accompanying proxy, unless the stockholder otherwise specifies in the proxy, will be voted:

1. For the election of Joshua S. Friedman as a Class I director to serve for a term of three years and until his successor shall be elected and qualified or until his earlier resignation or removal;

2. As directed with respect to the Company's Proposal to authorize an increase in the number of shares available for issuance pursuant to the Company's current 1988 Non-Statutory
Option Plan;

3. As directed with respect to the Company's Proposal to adopt a Non-Employee Directors Stock Option Plan; and

4. In the discretion of the proxyholder as to the transaction of such other business as may properly come before the Annual
Meeting.

Where stockholders have appropriately specified how their proxies are to be voted, they will be voted accordingly. The Committee takes no position with respect to the Company's Proposals 2 and 3 and the proxyholder will abstain from voting on such Proposals in the absence of stockholder instruction. A vote to abstain on Proposal 2 or 3 has the legal effect of a vote against such Proposal. Withholding authority for the election of Mr. Friedman will not prevent his election if a sufficient number of votes are otherwise recceived. If any other matter or business is brought before the Annual Meeting, the proxyholder may vote the proxies in his discretion. The Committee is not presently aware of any other matters or business to be brought before the Annual Meeting.

As indicated above, the proxyholder intends to cumulate all votes received for the election of Mr. Friedman.

COMPANY'S PROXY STATEMENT

Page 10 of 19 Pages

The Company has previously furnished to holders of its Common Stock a proxy statement dated May 4, 1995 with respect to the Annual Meeting (the "Company's Proxy Statement"). Please refer to such proxy statement with respect to information regarding the Company, its quorum and voting procedures, revocation of Company proxies, Proposals 2 and 3 with respect to the 1988 Option Plan and Formula Stock Option Plan respectively and any other general information omitted herein. Information regarding the Committee and the nominee for director is included herewith.
PROPOSAL NO. 1

ELECTION OF DIRECTORS

The terms of the three current Class I directors expire at the Annual Meeting of stockholders in 1995. CPIS has nominated for election at the Annual Meeting one Class I director to serve for a term of three years. The nominee has expressed his intention to serve the entire term for which election is sought.

Directors will be elected by cumulative voting. To be elected as a director, a candidate must be among the three candidates who receive the most votes out of all votes cast at the Annual Meeting for the election of directors. See "Quorum and Voting" in the Company's Proxy Statement.

Information Concerning Nominee for Director

JOSHUA S. FRIEDMAN, age 39, is a founding director and officer of Canyon Partners Incorporated, a California corporation, positions he has held since 1990, and holds similar positions or limited partnership interests in its subsidiaries and affiliates. Mr. Friedman is in charge of CPI's merchant banking and direct investment activities. Prior to the formation of CPI, Mr. Friedman was an Executive Vice President and Co-Director of the Capital Markets Services Group of Drexel Burnham Lambert, where he was responsible for structuring transactions that were marketed in the High Yield Bond and Private Placement Departments. Prior to 1984, he worked in the Mergers & Acquisitions Department of Goldman, Sachs & Company in New York. Mr. Friedman is a graduate of Harvard College (B.A., summa cum laude, Physics), Oxford University (M.A., honors, Politics and Economics), Harvard Law School (J.D., magna cum laude) and Harvard Business School (M.B.A., Baker Scholar). Mr. Friedman currently holds no position as either a director or officer of the Company, nor is he a director of any other public company.

THE COMMITTEE UNANIMOUSLY RECOMMENDS
A VOTE "FOR" THE NAMED NOMINEE

Page 11 of 19 Pages

SECURITY OWNERSHIP OF MEMBERS OF THE COMMITTEE

The following table sets forth, as of the date of this Proxy
Statement, certain information regarding the beneficial ownership of the Company's Common Stock by the current members of the
Committee:

                                                       Percent of
                                     Common              Common
Beneficial Owner                     Stock Owned       Stock Owned

New Valley Corporation(1)(2)          780,619	               6.4%
New Valley Holdings, Inc.(1)(2)(3)    780,619               6.4%
BGLS Inc.(1)(2)(4)                    780,619               6.4%
Brooke Group Ltd.(1)(2)(5)            780,619               6.4%
Bennett S. LeBow(1)(2)(6)             780,619               6.4%
Canyon Partners Incorporated(1)(7)(8) 780,619	               6.4%
CPI Securities, LP(1)(8)              780,619               6.4%
Canpartners Incorporated(1)(8)(9)     780,619               6.4%
Mitchell R. Julis(1)(8)(10)           780,619               6.4%
R. Christian B. Evensen(1)(8)(11)     780,619               6.4%
Joshua S. Friedman(1)(8)(12)          780,619               6.4%
K. Robert Turner(1)(13)               780,619               6.4%

_______________________

(1) The current members of the Committee collectively may be deemed to be a group beneficially owning, in the aggregate, 780,619 shares of Common Stock (the "Shares") or approximately 6.4% of the outstanding shares of the Common Stock within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). Except as set forth herein, none of the current members of the Committee has voting or dispositive power over another member's shares of Common Stock. No persons other than New Valley, CPIS, Mr. Julis, Mr. Evensen and Mr. Turner have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(2) New Valley is a New York corporation in which N.V. Holdings holds approximately 42% of the common stock and approximately 49.76% of the Class A Preferred Stock and in which BGLS holds approximately 1.82% of the Class B
Preferred Stock and approximately 0.2% of the common stock.
New Valley has acquired 761,519 shares of

Page 12 of 19 Pages
the Common Stock of the Company and exercises both voting power and dispositive power over such Common Stock. Bennett S.
Lebow holds a controlling interest in BGL, which in turn controls BGLS, which in turn controls N.V. Holdings, which in turn controls New Valley. Therefore, each of these Participants may be deemed to exercise both voting power and dispositive power with respect to such shares of the Common Stock. New Valley's business address is 100 S.E. Second Street, Miami, Florida 33131.

(3) N.V. Holdings, a Delaware corporation, is a wholly-owned subsidiary of BGLS. N.V. Holdings' business address is 204
Plaza Centre, 3505 Silverside Road, Wilmington, Delaware
19810.

(4) BGLS is a Delaware corporation and wholly-owned subsidiary of BGL. BGLS' business address is 100 S.E. Second Street,
Miami, Florida 33131.

(5) BGL is a Delaware corporation, in which Bennett S. LeBow is the direct or indirect owner of 57.9% of its common stock.
BGL's business address is 100 S.E. Second Street, Miami,
Florida 33131.

(6)   Bennett S. LeBow's business address is 100 S.E. Second
Street, Miami, Florida 33131. Mr. LeBow is the direct or indirect owner of 57.9% of the common stock of BGL.

(7) CPI is a California corporation 100% owned by CPIS. CPI's business address is 9665 Wilshire Boulevard, Suite 200,
Beverly Hills, California 90212.

(8) CPIS is a California limited partnership, the general partner of which is Canpartners. CPIS exercises both voting power and dispositive power with respect to the 15,800 shares of Common Stock it has acquired, and since CPIS is controlled by Canpartners, Canpartners exercises both voting and dispositive power with respect to such shares. Canpartners is, in turn, owned and controlled equally by Messrs. Evensen, Friedman, and Julis and each of these Participants therefore exercises both voting and dispositive power with respect to the said 15,800 shares of Common Stock. CPIS' business address is 9665 Wilshire Boulevard, Suite 200, Beverly Hills, California 90212.

(9) Canpartners is a California corporation, the capital stock of which is owned one-third each by Mitchell R. Julis, R.
Christian B. Evensen and Joshua S. Friedman. Canpartners' business address is 9665 Wilshire Boulevard, Suite 200,
Beverly Hills, California 90212.

(10) Mr. Julis possesses both sole voting and sole dispositive power with respect to the 1,800 shares of Common Stock acquired by him from 1989 through 1992. His business address is 9665 Wilshire Boulevard, Suite 200, Beverly
Hills, California 90212.

Page 13 of 19 Pages
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(11)  Mr. Evensen possesses both sole voting and sole dispositive power with respect to the 1,000 shares of Common Stock acquired by him in 1993. His business address is 9665
Wilshire Boulevard, Suite 200, Beverly Hills, California
90212.

(12)  Mr. Friedman's business address is 9665 Wilshire Boulevard,
Suite 200, Beverly Hills, California 90212. Mr. Friedman owns no shares of Common Stock of the Company.

(13) Mr. Turner possesses both sole voting and sole dispositive power with respect to the 500 shares of Common Stock acquired by him in 1993. His business address is 9665
Wilshire Boulevard, Suite 200, Beverly Hills, California
90212.

Background of Committee Members

	On January 18, 1995, New Valley emerged from bankruptcy reorganization proceedings and completed substantially all distributions to creditors under its First Amended Joint Chapter 11 Plan of Reorganization, as amended (the "Plan"). Pursuant to the Plan, New Valley sold to First Financial Management Corporation ("FFMC") the assets and operations with which it provided domestic and international money transfer services, bill payment services, telephone cards, money orders and bank card services. New Valley is currently engaged in the business of operating its messaging services business which FFMC has an option to buy and New Valley has an option to sell to FFMC. As its principal business, New Valley plans to acquire operating businesses through merger, purchase of assets, stock acquisition or other means, or to acquire control of operating companies through one of such means, with the purpose of primarily being in a business or businesses other than that of investing, reinvesting, owning, holding or trading securities within a time frame and in a manner such that it will not be required to register under the Investment Company Act of 1940. In the interim, New Valley intends to invest its liquid assets consistent with preservation of the value thereof.

	BGL, through its subsidiaries, is primarily involved in the manufacture and sale of cigarettes. BGLS is a holding company for various businesses of BGL, including N.V. Holdings which is the immediate holding company of New Valley. Mr. LeBow is the Chairman of the Board, President and Chief Executive Officer of
BGL and N.V. Holdings, Chairman of the Board and President of BGLS and Chairman of the Board and Chief Executive Officer of New
Valley and holds various positions with BGL's subsidiary companies.

	Canpartners, through its subsidiaries and affiliates, including CPIS and CPI, is primarily involved in trading securities for its own account and the account of others and in investment advisory and investment banking services. Mr. Evensen, a founding director and officer of each of Canpartners and CPI, holds limited partnership interests in CPIS and holds similar positions or limited partnership interests in affiliates of Canpartners. Mr. Friedman, a founding director and officer of each of Canpartners and CPI, holds limited partnership interests in CPIS and holds

Page 14 of 19 Pages
similar positions or limited partnership interests in affiliates of Canpartners. Mr. Julis, a founding director and officer of each of Canpartners and CPI, holds limited partnership interests in CPIS and holds similar positions or limited partnership interests in affiliates of Canpartners. Mr. Turner is a founding shareholder of Canpartners Realty Incorporated, a California corporation, and an affiliate of Canpartners, along with Messrs. Evensen, Julis and Friedman.

	Each member of the Committee who is a natural person is a citizen of the United States of America.

Transaction in Company Securities by Committee Members

	The following chart sets forth each purchase of the Company's securities during the past two years by the current members of the Committee (no sales have been made by such members during such period):

Participant                          Trade Date           Quantity

Mr. Evensen                          9/16/93                1,000
CPIS                                 9/16/93                1,000
CPIS                                 9/16/93                6,000
CPIS                                 9/17/93                1,000
Mr. Turner                           9/24/93	                  500
CPIS                                10/14/93                  300
CPIS                                10/18/93                4,000
CPIS                                10/18/93                1,000
CPIS                                 7/25/94                2,500
New Valley                           3/27/95               20,000
New Valley	                           3/29/95                5,000
New Valley	                           3/30/95               12,000
New Valley	                           3/31/95               30,000
New Valley                            4/5/95                5,000
New Valley	                            4/6/95                5,000
New Valley	                            4/7/95                7,500
New Valley	                           4/10/95                2,500
New Valley                           4/11/95               11,500
New Valley                           4/12/95               50,000
New Valley	                           4/13/95              150,000
New Valley	                           4/13/95              100,000
New Valley                           4/13/95              175,000
New Valley	                           4/17/95              188,000

Page 15 of 19 Pages

Contracts, Arrangements, Understandings or Relationships with
Respect to the Company and/or its Securities.

	On March 15, 1995, New Valley entered into an agreement with CPI (a copy of which is on file with the Commission as Exhibit D to the Schedule 13D)in which New Valley agreed to, among other things, retain CPI as its exclusive financial advisor in connection with New Valley's consideration of a possible investment in the Company. In compensation for services rendered and to be rendered under such agreement, New Valley agreed to pay CPI certain fees specified therein.

	Except as described herein, no member of the Committee or any associates of the foregoing (i) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Company's last fiscal year, or in any currently proposed transaction, to which the Company or any of its subsidiaries is a party where the amount involved was in excess of $60,000, (ii) owns beneficially any securities of the Company,
(iii) borrowed any funds for the purpose of acquiring or holding any securities of the Company, or is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, (iv) is the beneficial or record owner of any securities of the Company, (iv) is the beneficial or record owner of any securities of the Company or any parent or subsidiary thereof, (v) has, during the past ten years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (vi) is a party, or has a material interest, adverse to the Company or any of its subsidiaries in any material proceedings, or (vii) has any arrangement or understanding with respect to any future employment by the Company or its affiliates.

SECURITIES AND EXCHANGE COMMISSION FILINGS

	Statements on the Schedule 13D have been filed with the Securities and Exchange Commission (the "Commission") on behalf of the Committee and each of its current members. Such Schedules, as amended from time to time, contain additional information regarding the Committee and each of its members. Additional Schedules 13D may be filed in the event that other officers or employees of the Committee members participate in the solicitation of proxies with respect hereto. Such Schedules should be available for inspection and copying at the principal offices of the Commission in Washington, D.C.

Page 16 of 19 Pages

ADDITIONAL PROXY MATERIALS/MAILING ADDRESS

	Additional copies of these proxy materials may be obtained from, and completed proxies should be returned to:

                              D.F. King & Co., Inc.
                              77 Water Street
                              New York, New York  10005
                              (212) 269-5550
                              (800) 669-5550


Respectfully submitted,

SHOWBIZ PIZZA INDEPENDENT STOCKHOLDERS COMMITTEE


May 26, 1995
Los Angeles, California

	STOCKHOLDERS ARE URGED TO COMPLETE, DATE, SIGN AND RETURN
THE ENCLOSED BLUE PROXY IN THE ENCLOSED ENVELOPE.  A PROMPT
RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED.


Page 17 of 19 Pages

P

R

O

X

Y

SHOWBIZ PIZZA INDEPENDENT STOCKHOLDERS COMMITTEE
9665 Wilshire Boulevard
Suite 200
Beverly Hills, California  90212

THIS PROXY IS SOLICITED ON BEHALF OF THE
SHOWBIZ PIZZA INDEPENDENT STOCKHOLDERS COMMITTEE

	The undersigned hereby appoints David R. McAtee as proxy, with full power of substitution and revocation, and appoints him to represent and vote, as designated on the reverse side, all of the shares of Common Stock of Showbiz Pizza
Time, Inc. which the undersigned is entitled to vote at the annual meeting of stockholders of Showbiz Pizza Time, Inc.
to be held on June 8, 1995, or at any adjournment thereof.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY
USING THE ENCLOSED ENVELOPE


CONTINUED AND TO BE SIGNED ON REVERSE SIDE

Page 18 of 19 Pages

 Please mark
 votes as in
 this example.


This proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder.
IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSAL 1
AND TO ABSTAIN
FROM PROPOSALS 2 AND 3.  The proxy will accumulate votes for
Proposal 1.


1.   ELECTION OF DIRECTORS

Nominee: Joshua S. Friedman

[ ]  For nominee   [ ] Withheld from nominee







Please sign exactly as name appears above. When shares are held by joint tenants, both should sign.


                                 For    Against    Abstain
2.   Proposal to authorize an    [ ]    [ ]        [ ]
     increase in the number of
     shares available for issuance
     pursuant to the Company's
     current 1988 Non-Statutory
     Stock Option Plan.
                                 For    Against    Abstain
3.   Proposal to adopt a Non-    [ ]    [ ]        [ ]
     Employee Directors Stock
     Option Plan.

4.   IN HIS DISCRETION, THE PROXY IS AUTHORIZED TO VOTE UPON SUCH
OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

Signature: ______________________________ Date: _________________

Signature: ______________________________ Date: _________________

Page 19 of 19 Pages

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